CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

02034854

82-4507

31 May 2002

Via Courier

The U.S. Securities And Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

SUPPL

02 JUN 12 AM 11:36

Dear Sirs

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 May 2002 till 31 May 2002, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233513 or Zuriana @ Tel: 68233516 if you need further assistance.

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

Yours faithfully

Jessica Lum
Secretariat Manager

dlw 6/17

Encs.

c.c. VP Lim Mei Yi – cover letter only.

s/sec/adr/adrltr-may.doc

List of Information Made Public, Filed with the Singapore Exchanges Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Results of the Annual General Meeting and the Extraordinary General Meeting held on 2 May 2002	2 May 2002	SESTL Listing Manual
CapitaLand's Response to Shareholder's Query	2 May 2002	SESTL Listing Manual
Announcement by The Ascott Group Limited – "Changes in Senior Management Appointments"	2 May 2002	For Public Relations Purposes
Convertible Bonds Due 2007	3 May 2002	SESTL Listing Manual
Announcement by The Ascott Group Limited – "First & Final Dividend of 5% Per Share and Bonus Dividend of 5% Per Share – Change in Tax Rate"	8 May 2002	For Public Relations Purposes
Notice of Director's Interests	9 May 2002	SESTL Listing Manual
First & Final Dividend of 3% Per Share – Change in Tax Rate	9 May 2002	SESTL Listing Manual
Announcement of Property Sale to Employee Under Clause 1006(4)	9 May 2002	SESTL Listing Manual
Announcement by Raffles Holdings Limited – "First & Final Dividend of 4% Per Share and Bonus Dividend of 4% Per Share – Change in Tax Rate"	9 May 2002	For Public Relations Purposes
Resignation of Executive Officer	10 May 2002	SESTL Listing Manual
Press Release by Raffles International Limited – "Raffles International Limited and Hotel Okura Co Ltd Sign Strategic Alliance"	16 May 2002	For Public Relations Purposes
Incorporation of Associated Company, High Rise Enterprises Limited	17 May 2002	SESTL Listing Manual
Increase of Stake in Esmaco Property Services (Shanghai) Co., Ltd	20 May 2002	SESTL Listing Manual
Change of Chairman of Audit Committee	20 May 2002	SESTL Listing Manual
Acquisition of Additional Stake in Shanghai Merchant Court Hotel Co., Ltd	21 May 2002	SESTL Listing Manual

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement of Property Sale to Employee Under Clause 1006(4)	28 May 2002	SESTL Listing Manual
News Release by The Ascott Group Limited – "International Serviced Residence Chain Rebrands its UK Portfolio"	28 May 2002	For Public Relations Purposes
Announcement and News Release by The Ascott Group Limited – "Divestment of Stake in York Road Limited and Ascott Divests Stake in London Property for S$11.6 Million Profit"	29 May 2002	For Public Relations Purposes
CapitaLand to Launch The Shelford at Average Price of $738 psf *Phase 1 of the freehold condo near top schools is more than 50% sold*	30 May 2002	For Public Relations Purposes
Announcements by The Ascott Group Limited – "Resignation of Director" and "Joint Venture with Mitsubishi Estate Co., Ltd For Managing Serviced Residences in Japan – Investment in Ascott International Management Japan Company, Limited"	31 May 2002	For Public Relations Purposes

/s/sec/adr/adr(82-4507)-May.doc
31 May 2002

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

RESULTS OF THE ANNUAL GENERAL MEETING AND THE EXTRAORDINARY GENERAL MEETING HELD ON 2 MAY 2002

The Board of Directors of CapitaLand Limited (the "Company") wishes to announce that:

(a) at the Annual General Meeting ("AGM") of the Company held on 2 May 2002, all the resolutions on the items of ordinary and special business as set out in the Notice of AGM dated 13 March 2002, and put to the meeting were duly passed; and

(b) at the Extraordinary General Meeting ("EGM") of the Company held on 2 May 2002, all the resolutions as set out in the Notice of EGM dated 10 April 2002, and put to the meeting as ordinary and special resolutions were duly passed.

By Order of the Board

Lim Mei Yi
Company Secretary
2 May 2002

s:\sgxannc\generalmeeting\agm-results(2may2002).doc

MASNET No. 124 OF 02.05.2002
Announcement No. 146

CAPITALAND'S RESPONSE TO SHAREHOLDER'S QUERY

During the course of its Annual General Meeting earlier today, in response to a shareholder's query, the management of CapitaLand Limited ("CapitaLand") indicated that in the event CapitaLand relaunched SingMall Property Trust (" SPT"), the instrument would likely be offered at a higher yield than it was during the original offering. CapitaLand is in the process of evaluating the structure of SPT and remains in discussions with regulators concerning rules governing listed property trusts in Singapore. CapitaLand continues to consider all of its alternatives and has not yet reached a decision on whether to relaunch SPT.

Submitted by Jessica Lum, Assistant Company Secretary on 02/05/2002 to the SGX

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED - "CHANGES IN SENIOR MANAGEMENT APPOINTMENTS"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), had on 30 April 2002 issued an announcement on the above matter. Attached Ascott's announcement is for information.

Lim Mei Yi
Company Secretary
2 May 2002

s: ses/sgx-annc/ascott/appts.doc
2 May 2002

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

CHANGES IN SENIOR MANAGEMENT APPOINTMENTS

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that Mr. Eu Mun Leong will relinquish his role as the Company's Chief Financial Officer to take up an appointment with the Risk Assessment Group of CapitaLand Limited with effect from 1 May 2002. Mr. Stanley Ling will assume the role of the Company's Chief Financial Officer with effect from the same date.

With the above changes, the Company's Executive Management Committee will be reconstituted as from 1 May 2002, comprising the following members:-

Mr. Kee Teck Koon, Managing Director/Chief Executive Officer
Mr. Cameron Ong, Chief Operating Officer
Mr. Stanley Ling, Chief Financial Officer
Mr. Benett Theseira, Chief Corporate & Investment Officer

By order of the Board
Chia Lee Meng
Company Secretary
30 April 2002

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

CONVERTIBLE BONDS DUE 2007

CapitaLand Limited ("CapitaLand") is pleased to announce that its issue of S$380,000,000 principal amount of convertible bonds due 2007 (the "Convertible Bonds") has successfully closed today.

The Convertible Bonds are convertible by holders into new ordinary shares of S$1.00 each ("New Shares") in the capital of CapitaLand at any time on or after 3 June 2002 and prior to the close of business (at the place the Convertible Bond is deposited for conversion) on 3 April 2007, unless previously redeemed, converted, or purchased and cancelled and except during a Closed Period (as defined in the Offering Circular dated 25 April 2002). The conversion price (subject to adjustment in the manner provided in the terms and conditions of the Convertible Bonds) (the "Conversion Price") will initially be S$2.3358 per New Share.

The Convertible Bonds constitute direct, unsubordinated, unconditional and unsecured obligations of CapitaLand and shall at all times rank *pari passu* without preference or priority amongst themselves. The payment obligations of CapitaLand under the Convertible Bonds shall, save for such exceptions as may be provided by mandatory provisions of applicable laws and the terms of the Convertible Bonds themselves, rank at least equally with all its other present and future direct, unsubordinated, unconditional and unsecured obligations.

The New Shares to be issued upon conversion of the Convertible Bonds when allotted and issued, will rank *pari passu* in all respects with the existing ordinary shares of S$1.00 each in the capital of CapitaLand as of the date of their issue, except for any dividend, rights or other distributions, the record date for which precedes the relevant conversion date of the Convertible Bonds.

The Convertible Bonds will be admitted to the Official List of the Singapore Exchange Securities Trading Limited with effect from 9.00 a.m. on Monday, 6 May 2002 and will be listed on the Luxembourg Stock Exchange with effect from 6 May 2002.

By Order of the Board

Lim Mei Yi
Company Secretary
Singapore
3 May 2002

s:\sgxannc\CBonds-closing-annc(revised).doc

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "FIRST & FINAL DIVIDEND OF 5% PER SHARE AND BONUS DIVIDEND OF 5% PER SHARE – CHANGE IN TAX RATE"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has issued an announcement on 7 May 2002 on the above matter. Attached Ascott's announcement is for information.

Lim Mei Yi
Company Secretary
8 May 2002

s: ses/sgx-annc/ascott/change in tax rate.doc
8may02 (JLMS/tln)

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

FIRST & FINAL DIVIDEND OF 5% PER SHARE AND BONUS DIVIDEND OF 5% PER SHARE - CHANGE IN TAX RATE

The Company wishes to advise that following the 2002 Budget announcement on 3 May 2002, the Singapore corporate tax rate was reduced from 24.5% to 22% with effect from the Year of Assessment 2003.

In this regard, the Company's approved first and final dividend of 5% per share and bonus dividend of 5% per share will be paid less income tax of 22%. Payment date remains unchanged on 10 May 2002.

By order of the Board

Chia Lee Meng
Company Secretary
7 May 2002

kk/D:\TAGL\SGX\Announcement 2002\General\Change in Tax Rate.doc

MASNET No. 99 OF 09.05.2002
Announcement No. 135

Notice Of Director's Interests

Name of director: Jackson Peter Tai

Date of notice to company: 09/05/2002

Date of change of interest: 09/05/2002

Name of registered holder: Jackson Peter Tai

Circumstance giving rise to the change: Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	50,000
% of issued share capital:	0.002
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.715
No. of shares held before change:	0
% of issued share capital:	0
No. of shares held after change:	50,000
% of issued share capital:	0.002

Holdings of Director including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	0	0
% of issued share capital:	0	0
No. of shares held after change:	0	50,000
% of issued share capital:	0	0.002
Total shares:	0	50,000

Submitted by Lim Mei Yi, Company Secretary on 09/05/2002 to the SGX

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

FIRST & FINAL DIVIDEND OF 3% PER SHARE
- CHANGE IN TAX RATE

CapitaLand Limited ("CapitaLand") wishes to advise that following the 2002 Budget announcement on 3 May 2002, the Singapore corporate tax rate was reduced from 24.5% to 22% with effect from Year of Assessment 2003.

Accordingly, CapitaLand's approved first and final dividend of 3% per share will be paid less income tax of 22%. The payment date remains unchanged on 31 May 2002.

By Order of the Board

Lim Mei Yi
Company Secretary
9 May 2002

s:sec/sgx annc/shares/dividend-chg-taxrate.doc

Raffles HOLDINGS RAFFLES HOLDINGS LIMITED

FIRST & FINAL DIVIDEND OF 4% PER SHARE AND BONUS DIVIDEND OF 4% PER SHARE - CHANGE IN TAX RATE

On 4 February 2002, the Company announced a first and final dividend of 4% or 2 cents per share and a bonus dividend of 4% or 2 cents per share, less income tax of 24.5%, for the year ended 31 December 2001.

The said dividend was approved at the Company's Annual General Meeting on 16 April 2002 and is scheduled to be paid on 30 May 2002.

Following the recent Budget announcement on the changes to the tax structure, the Company wishes to advise that it will now be paying a final dividend of 4% or 2 cents per share and a bonus dividend of 4% or 2 cents per share, less income tax of 22%.

Submitted by Emily Chin, Company Secretary on 08/05/2002 to the SGX

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT OF PROPERTY SALE TO EMPLOYEE UNDER CLAUSE 1006(4)

1 Pursuant to Clause 1006(4)(b) of the SGX Listing Manual, the Board of Directors of CapitaLand Limited wishes to announce that its Australian subsidiary, the Australand Holdings Ltd (AHL) Group has sold a property developed by AHL to one of AHL employees.

2 The Audit Committee has reviewed and approved the sale. The Audit Committee is of the view that the number and terms of the sale are considered to be fair and reasonable, and in the best interest of CapitaLand and its minority shareholders.

By Order of the Board

Lim Mei Yi
Company Secretary
9 May 2002

s/sec/sgx annc/clause 1006(4)/ahl-May2002.doc
LMY/june

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "FIRST & FINAL DIVIDEND OF 4% PER SHARE AND BONUS DIVIDEND OF 4% PER SHARE – CHANGE IN TAX RATE"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has issued an announcement on the above matter. Attached RHL's announcement is for information.

Lim Mei Yi
Company Secretary
9 May 2002

s: ses/sgx-annc/raffles holdings/change in tax rate.doc
9may02 (JLMS/tln)

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

RESIGNATION OF EXECUTIVE OFFICER

Pursuant to Clause 902(1) of the SGX Listing Manual, the Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that Mr Ed Ng Ee Peng, Executive Vice President (Corporate), has resigned from the CapitaLand Group and his last day of service is 5 August 2002. The Board wishes to record its appreciation to Mr Ed Ng, who will be leaving to pursue other interests.

By Order of the Board

Lim Mei Yi
Company Secretary
10 May 2002

s:\SGXannc\officers\resignation-edng.doc

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

PRESS RELEASE BY CAPITALAND'S SUBSIDIARY, RAFFLES INTERNATIONAL LIMITED "RAFFLES INTERNATIONAL LIMITED AND HOTEL OKURA CO LTD SIGN STRATEGIC ALLIANCE"

CapitaLand Limited's subsidiary, Raffles International Limited ("RIL"), has issued a press release on the above matter. Attached RIL's press release is for information.

Lim Mei Yi
Company Secretary
16 May 2002

s: ses/sgx-annc/raffles holdings/cl annc.doc
16may2002 (JLMS/tln)

Raffles
INTERNATIONAL
Hotels & Resorts

NEWS RELEASE

For more information, contact:
Ms Chan Wai Ching
Tel: (65) 6430 1132
Lyn.chan@raffles.com

Raffles International Limited and Hotel Okura Co Ltd Sign Strategic Alliance

SINGAPORE, May 16, 2002 – Raffles International Limited and Hotel Okura Co Ltd have signed a Memorandum of Understanding (MOU) for a strategic alliance. Under this strategic alliance, both parties will discuss and explore business opportunities in areas including hotel development, acquisition of hotel management contracts; joint marketing and promotion activities; and joint procurement, including e-procurement.

The signing of this MOU enables both Raffles International and Hotel Okura Co. Ltd to explore and develop reciprocal and joint activities that harness each other's strengths in their respective stronghold markets. The geographical distribution of both companies' hotel portfolios is complementary. Raffles International has a global footprint of luxury and deluxe hotels spread throughout 33 destinations across the Americas, Asia, Australia, Europe and the Middle East and Mediterranean while Hotel Okura Co. Ltd, with 23 hotels, has a strong domestic network in Japan and in select international primary destinations.

Mr. Richard Helfer, Chairman and Chief Executive Officer of Raffles International Limited said, "There is great potential for creating tremendous synergy between both companies. The prospects of working with each other are exciting as we now have more avenues and in-roads

available for us to achieve our common goals of growing our networks, expanding our portfolios, and increasing brand equity."

Representing Hotel Okura Co. Ltd, President and Chief Executive Officer Mikio Matsui added, "From a long-term perspective, progress in strategic alliances will consist of creating new value-added for hotel users of both brands. This alliance makes it possible to build a global network and greater convenience and loyalty benefits for each other's customers. I expect that both companies will in future gain unique assets from active exchange of our managerial knowledge and operational technologies."

Raffles Holdings' Deputy Chairman and CapitaLand's President and CEO, Mr Liew Mun Leong, said, "Raffles International's proposed strategic alliance will expand CapitaLand's presence in Japan which includes commercial and residential developments. We are honoured to work with an established partner like Hotel Okura Co Limited. This will further CapitaLand's strategy to grow our offering of branded products and services globally and enlarge our scale of operations in key markets like Japan."

Under the alliance, both companies are exploring several joint marketing activities. Both hope to leverage upon each other's marketing infrastructure to significantly widen its sales distribution and marketing channels including voice and electronic reservations. Another activity that both organizations are exploring to galvanize this partnership is in the area of tapping each other's database resources. Raffles International currently maintains a membership base of its international frequent loyal guests, with members primarily from Asia, Europe and the Americas. Hotel Okura Co Ltd's membership base comprises international as well as domestic frequent travellers, with a majority residing in Japan. By taking advantage of their combined databases of frequent guests, both hotel companies can effectively widen their reach in direct marketing, promotions and partnership programmes. In addition to the above, other areas for marketing being developed include, joint sales events and participation in travel trade shows, group lead referrals and hyper links between and features in each other's websites.

In the area of procurement, Raffles International operates *hospitality*^{bex}, a business-to-business electronic marketplace for the hospitality and service industry. *hospitality*^{bex} offers a solution that streamlines the entire procurement process thereby enabling hospitality and service

organizations to eliminate inefficiencies and reduce costs across the entire supply chain and is currently being implemented worldwide in Raffles International Hotels. It enables product and service sourcing, negotiation, selection, ordering, fulfillment and reporting.

Pursuant to the MOU, and with possible opportunities to work together, Raffles International and Hotel Okura Co Ltd will benefit from the aggregation of their purchasing volumes, allowing them to manage their procurement and supply chain operations effectively and efficiently and drive cost savings.

About Hotel Okura

Hotel Okura Co., Ltd. was established in 1958. The company owns and operates Okura Hotels & Resorts, which has a portfolio of 23 renowned hotels, 16 in Japan and 7 overseas.

Hotel Okura Tokyo, the flagship hotel of Okura Hotels & Resorts, was named the number one hotel in the world by Euromoney in 1985, ranked second in the world by Institutional Investor in 1981 and is today considered the number-one hotel in Japan and a leading hotel of the world. Okura Hotels & Resorts also includes the Okura Garden Hotel Shanghai, Hotel Okura Amsterdam, The Shilla Seoul, Halekulani in Hawaii and many others that are the number one in their region and leading hotels of the world.

About Raffles International

Raffles International Limited, formed in 1989, is a name well respected in the industry for its standards of quality, award-winning concepts and innovative approach towards hotel management.

Raffles International's hotels and resorts are marketed under a two-tiered brand structure. The "Raffles" brand hotels distinguish themselves by the highest standards of products and services available in major cities on an international level. The "Swissôtel" and "Merchant

Court" hotels offer quality accommodation and the full range of modern facilities and amenities expected by today's discerning traveller, with an emphasis on quality and comfort. Many hotels in the Raffles International portfolio have been voted top hotels in the world. These include the legendary Raffles Hotel Singapore, Raffles Brown's Hotel London, Raffles Hotel Vier Jahreszeiten Hamburg, Raffles L'Ermitage Beverly Hills and Le Montreux Palace.

The Raffles International Training Centres in Singapore and Phnom Penh offers training programmes for the hospitality and service industry.

About Raffles Holdings and CapitaLand

Raffles International Limited is the hotel management subsidiary of Raffles Holdings Limited. Raffles Holdings Limited's portfolio comprises hotels and resorts in 33 destinations across the six continents of Asia, Europe, North America, South America, Australia and Africa. Raffles Holdings is a subsidiary of CapitaLand Limited. Both companies are listed on the Singapore Stock Exchange.

CapitaLand is one of the fastest growing listed property companies in Asia. CapitaLand's diversified big interests cover commercial and industrial buildings, residential, serviced residences, hotels and hospitality, property funds, real estate financials and property services. Headquartered in Singapore, the multinational company has property, hospitality and property related products and services spanning more than 50 cities.

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

INCORPORATION OF ASSOCIATED COMPANY, HIGH RISE ENTERPRISES LIMITED

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand (HK) Management Limited ("CHKML"), has incorporated a 50% owned associated company, High Rise Enterprises Limited ("HREL"), in Hong Kong. The balance 50% stake in HREL is held by a party unrelated to the CapitaLand Group.

CHKML is wholly-owned by CapitaLand Commercial Limited, which in turn is wholly-owned by CapitaLand.

HREL's principal activity is the provision of project and construction management services in Hong Kong. It has an authorised capital of HK$10,000 comprising 10,000 shares of HK$1 each and an initial paid-up capital of HK$2.

By Order of the Board

Lim Mei Yi
Company Secretary
17 May 2002

s:sec/sgx annc/incorp-newacq/High Rise.doc
15 May 2002 (JLMS/tln)

CapitaLand
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

INCREASE OF STAKE IN ESMACO PROPERTY SERVICES (SHANGHAI) CO., LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, PREMAS Investments Pte Ltd ("PREMAS Investments"), and its indirect 51% owned subsidiary, ESMACO Pte Ltd ("ESMACO"), have entered into a share transfer agreement whereby PREMAS Investments will acquire the entire 100% stake held by ESMACO in ESMACO Property Services (Shanghai) Co., Ltd. ("ESMACO Shanghai"), for RMB2,694,425 (S$596,276).

PREMAS Investments and ESMACO, both Singapore incorporated companies, are subsidiaries of PREMAS International Limited ("PREMAS"), a wholly-owned indirect subsidiary of CapitaLand.

ESMACO Shanghai, a company incorporated in the People's Republic of China, is involved in the provision of landscape consultancy services. The share transfer is consistent with PREMAS' strategy in the provision of total integrated services.

The share transfer is conditional upon the approval by the relevant authorities in the People's Republic of China, which is expected around 22 May 2002. With the share transfer, ESMACO Shanghai will become an indirect wholly-owned subsidiary of PREMAS and CapitaLand.

The share transfer is not expected to have a material impact on the net tangible assets or earnings per share of CapitaLand for the current financial year ending 31 December 2002.

None of the Directors or substantial shareholders of CapitaLand has any interest, direct or indirect, in the share transfer.

By Order of the Board

Jessica Lum
Assistant Company Secretary
20 May 2002

s:sec/sgx annc/shares/Esmaco share transfer.doc

CapitaLand
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

CHANGE OF CHAIRMAN OF AUDIT COMMITTEE

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that Mr Sum Soon Lim will relinquish his role as Chairman of CapitaLand's Audit Committee with effect from 20 May 2002. Mr Sum Soon Lim will continue to serve as a Member of the Audit Committee. The Board wishes to record its thanks and appreciation to Mr Sum for his guidance and stewardship of the Audit Committee.

Mr Hsieh Fu Hua, an existing Member of the Audit Committee will assume the role of Chairman of the Audit Committee with effect from 20 May 2002.

With the aforesaid change, CapitaLand's Audit Committee will comprise the following Members, all of whom are independent Directors of CapitaLand:

Chairman:	Mr Hsieh Fu Hua
Members:	Mr Sum Soon Lim
	Mr Lucien Wong Yuen Kuai

By Order of the Board

Jessica Lum
Assistant Company Secretary
20 May 2002

s:\sgxannc\officers\AC-change.doc
(JLMS/zz)

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ACQUISITION OF ADDITIONAL STAKE IN SHANGHAI MERCHANT COURT HOTEL CO., LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that further to its acquisition of MCH Holdings (Shanghai) Pte Ltd ("MCH") on 31 March 2002, MCH has entered into a conditional Sale and Purchase Agreement (the "Agreement") on 21 May 2002 with Shanghai Dongzhan Real Estate Co Ltd ("Dongzhan") to purchase Dongzhan's 25% stake in Shanghai Merchant Court Hotel Co., Ltd ("SMC"). Through this transaction, MCH, an indirect wholly-owned subsidiary of CapitaLand, will increase its stake in SMC to 95% from its current 70% interest.

This acquisition is part of CapitaLand's strategy to increase its investment in China to generate favourable returns for shareholders. CapitaLand plans to develop a 20-storey office tower on the 4,998 square metre site by 2005.

The Agreement between Dongzhan and MCH is on an arm's length and willing-seller-willing-buyer basis. The purchase consideration is US$6.2m (approximately S$11.2m) and is payable in 2 installments. The acquisition is subject to the approval of the relevant authorities. The first installment is payable within 15 days from the date of approval of the share transfer by the relevant authorities and the last installment on or about 31 December 2004.

SMC is a company established in Shanghai, People's Republic of China and is the owner of the site known as Plot 24, Chengdu Road No. 9-1, Luwan District, Shanghai, PRC (the "Site"). The Site is located near a mass rapid transit station and next to the newly-completed Xin Tian Di, a conservation development that is well-known for its food and beverage establishments.

Based on available information, the proposed transaction is not expected to have a material impact on the net tangible assets or earnings per share of CapitaLand for the current financial year ending 31 December 2002.

None of the Directors or substantial shareholders of CapitaLand has any interest, direct or indirect, in the transaction.

By Order of the Board

Jessica Lum
Assistant Company Secretary
21 May 2002

s:\sgxannc\shares\MCH-Dongzhan.doc

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT OF PROPERTY SALE TO EMPLOYEE UNDER CLAUSE 1006(4)

1 Pursuant to Clause 1006(4)(b) of the SGX Listing Manual, the Board of Directors of CapitaLand Limited wishes to announce that its Australian subsidiary, the Australand Holdings Ltd (AHL) Group has sold a property developed by AHL to one of its employees.

2 The Audit Committee has reviewed and approved the sale. The Audit Committee is of the view that the number and terms of the sale are considered to be fair and reasonable, and in the best interest of CapitaLand and its minority shareholders.

By Order of the Board

Lim Mei Yi
Company Secretary
28 May 2002

s : sec/sgx annc/clause 1006(4)/ahl-May2002-annc2.doc
LMY/june

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "INTERNATIONAL SERVICED RESIDENCE CHAIN REBRANDS ITS UK PORTFOLIO"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued a news release on the above matter. Attached Ascott's news release is for information.

Lim Mei Yi
Company Secretary
28 May 2002

s; ses/sgx-annc/ascott/cl-ukportfolio.doc
28 May 2002
LMY/june

THE
ASCOTT
GROUP

THE ASCOTT GROUP LIMITED
N° 8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

May 28, 2002
For Immediate Release
Contact:
Ida Lim (65) 6586 7230
Betsy Tan (65) 6586 7234

NEWS RELEASE

International Serviced Residence Chain Rebrands Its UK Portfolio

The Ascott Group, the largest international serviced residence chain in the UK, is rebranding part of its serviced residence portfolio in London, Manchester and Glasgow.

It is repositioning 680 apartments, which were previously called Central Apartments, as Somerset Residences. Ascott secured management of the apartments following its joint venture with UK developer Crown Dilmun in November last year.

The rebranding is part of a major exercise to rationalise Ascott's entire portfolio of 860 serviced apartments in the UK under its The Ascott and Somerset serviced residence brands. In the Asia Pacific, where Ascott is the largest serviced residence chain, The Ascott and Somerset brands are market leaders.

Internationally, The Ascott Group is a leading serviced residence operator with over 8,000 serviced apartments in 20 cities across Asia, the UK and Australasia.

SINGAPORE
AUCKLAND
BANGKOK
BEIJING
GLASGOW
HANOI
HO CHI MINH CITY
HOBART
JAKARTA
KUALA LUMPUR
KUCHING
LONDON
MANCHESTER
MANILA
MELBOURNE
SHANGHAI
SURABAYA
SYDNEY
TIANJIN
TOKYO

- more -

Sir Alan Cockshaw, director of Ascott's parent company CapitaLand Limited, and chairman of its subsidiary CapitaLand UK Holdings, said: "London is a strategic market for the CapitaLand group which has commercial, residential and hospitality businesses in the UK.

"Ascott's operational base in London will serve as a springboard for its entry into the other European cities such as Paris, Frankfurt, Brussels and Milan. It is also an ideal platform for growing global brands."

Ascott's chief executive officer, Mr Kee Teck Koon, said: "The rebranding positions the UK properties for a wider international market. As Somerset residences, they can immediately draw from Ascott's international customer base and sales network, and leverage the strength of a successful and dominant brand in the Asia Pacific."

He added: "The brand rationalisation also positions the properties for increased synergies and scale economies, forming a very competititve operational base in the UK, to tap further growth opportunities. The supply of 4,600 serviced apartments in London forms only two per cent of temporary accommodation in the capital. There is potential for this to more than double to five per cent, as in the developed serviced residence markets of major US cities."

The Ascott Group's stylish Somerset serviced residence is targeted at middle to senior executives, while the luxury The Ascott brand appeals to top executives. Prior to the brand rationalisation, the group had under these brands the 56-unit The Ascott Mayfair and 48-unit Somerset Bishopsgate in London.

The Ascott Group today (May 28) relaunched as Somerset Residences the operational 94-unit Somerset Roland Gardens, South Kensington; 37-unit Somerset Prince's Square, Notting Hill in London; and the 116-unit Somerset Atrium in Manchester.

Over the next few months, the group will relaunch the new 40-unit Somerset Kensington Gardens, Bayswater; the renovated 108-unit Somerset Queen's Gate Gardens, South Kensington; the new 183-unit Somerset Bayswater, London; and the new 102-unit Somerset Merchant City, Glasgow.

These properties are being refurbished, and their amenities and services repackaged. Their staff are being trained on Ascott's operational and service delivery systems, in line with the worldwide product and service consistency that international business travellers associate with The Ascott and Somerset brands.

The group's serviced residences differentiate from hotels by catering to longer stay guests. They seek to enrich guests' living experience with resident programmes that provide opportunities for community integration, business networking and recreation. They also assist guests and their families with daily living support services.

The residences provide daily maid services, breakfast, reception and security services. Each furnished apartment has a fully-equipped kitchen, living room with TV/hi-fi system and Internet access.

In its drive for leadership in the global serviced residence industry, The Ascott Group today commands pole positions in many gateway cities such as Singapore, London, Beijing, Shanghai, Jakarta, Hanoi, Ho Chi Minh City, Sydney and Melbourne.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : May 28, 2002

For more information, please contact:
Ida Lim, Vice President, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Fax: (65) 6586 7202
Email: ida.lim@the-ascott.com

Betsy Tan, Executive
Tel: (65) 6586 7234 Hp: (65) 9641 6920 Fax: (65) 6586 7202
Email: betsy.tan@the-ascott.com

- End -

Background - About The Ascott Group's Residences in the UK

A. Rebranded Serviced Residences

Somerset Prince's Square – 37 units, Prince's Square, Notting Hill, London
Somerset Prince's Square is centrally located in London's trendy and cosmopolitan Notting Hill district. The residence is close to the Portobello antiques market, shops, restaurants and entertainment spots. Travelling is easy, with the Notting Hill Gate underground station a stroll away. Units range from studio to two-bedroom apartments.

Somerset Roland Gardens – 94 units, Old Brompton Road, South Kensington, London
Somerset Roland Gardens in South Kensington is within walking distance of the famous Royal Albert Hall and various museums. It is conveniently near the Gloucester Road and South Kensington underground stations and offers easy access to the fashionable Knightsbridge shopping district. Units range from studio to two-bedroom apartments.

Somerset Atrium – 116 units, Princess Street, Manchester
Somerset Atrium, in a restored Victorian building, marries 19th century elegance with the convenience of modern living and contemporary décor. It offers one and two-bedroom apartments close to the Palace Theatre, Chinatown, and dining and entertainment spots along Canal Street.

Somerset Kensington Gardens – 40 units, Prince's Square, Bayswater, London (Opening June 2002)
Somerset Kensington Gardens is nestled in the quiet residential area of Bayswater. Close to Hyde Park and Kensington Palace, it is also near various underground stations and offers easy access to the rest of London. The residence comprises studio and one-bedroom apartments.

Somerset Queen's Gate Gardens – 108 units, Cromwell Road, South Kensington, London (Opening Q3, 2002)
Located in the museum district of South Kensington, Somerset Queen's Gate Gardens is within walking distance of the Royal Albert Hall. It is also close to Hyde Park, Kensington Palace and the shopping districts of Knightsbridge and Harrods. Units at the residence range from studio to two-bedroom apartments.

Somerset Bayswater -- 183 units, Bayswater, London (Opening Q4, 2002)
Somerset Bayswater is centrally located in the heart of bustling Bayswater and within walking distance of Hyde Park. The residence offers one and two-bedroom units, a short walk from the trendy shops and restaurants of Notting Hill, Bayswater and Portobello.

Somerset Merchant City, Glasgow – 102 units, Albion Street (Opening Q4, 2002)
Somerset Merchant City is located in the centre of Glasgow's Merchant City district, amid glorious Victorian merchant houses. One of the most desirable areas of Glasgow, the district offers countless restaurants, bars and designer boutiques. Units range from studio to two-bedroom apartments.

B. Existing Serviced Residences

The Ascott Mayfair – 56 units, Hill Street, Mayfair, London
In the heart of West London's prestigious Mayfair district, The Ascott Mayfair offers exclusive living close to chic designer boutiques, upmarket shopping malls, stylish restaurants and grand theatres. The residence offers elegantly furnished units ranging from studio to three-bedroom apartments.

Somerset Bishopsgate – 48 units, Bishopsgate, London
Conveniently located opposite the Liverpool Street Station, Somerset Bishopsgate is distinguished by its traditional London townhouse design. It is in the heart of the financial district and close to the Tower of London and Tower Bridge. Units range from studio apartments to spacious two-bedroom penthouses.

C. Corporate Leasing Residences

St Marks – 80 units, Islington, London
Built in Victorian architecture, the restored St Marks is close to restaurants and wine bars, supermarkets and banks. Situated near the Angel and Old Street underground train stations, it offers easy access to the business and financial centres in the city. Units range from studio to two-bedroom apartments.

May 28, 2002

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today announced its divestment of stake in York Road Limited. Attached Ascott's announcement and news release are for information.

Lim Mei Yi
Company Secretary
29 May 2002

s: ses/sgx-annc/ascott/divestment-yorkrd.doc
29 May 2002
LMY/june

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

DIVESTMENT OF STAKE IN YORK ROAD LIMITED

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that its indirect 75% owned subsidiary, Somerset (UK) Pte Ltd ("Somerset(UK)") has entered into an agreement (the "Agreement") together with Rialto Homes Plc and Frogmore Developments Limited to dispose of the entire issued share capital of York Road Limited ("YRL") to St George South London Limited (the "Purchaser") for a total consideration of £12.3 million (S$32.2 million) (the "Consideration").

Somerset(UK) holds a 50% stake in YRL. The Consideration attributable to Somerset(UK) and the Company is therefore £6.16 million (S$16.1 million) and £4.62 million (S$12.1 million) respectively.

The Consideration is based on the net asset value of YRL. The net asset value is computed as the value by which the aggregate value of YRL's assets exceeds the aggregate value of YRL's liabilities immediately prior to completion and is based on an agreed valuation of £49 million (S$128.2 million) for the Property described below. The Sale was completed on the same day as the signing of the Agreement, that is, 28 May 2002. On completion, the Purchaser also discharged (i) shareholders' loans of approximately £10.8 million (S$28.3 million) extended by the vendors to YRL (of which approximately £7.1 million (S$18.6 million) are shareholders' loans extended by Somerset(UK) to YRL) and (ii) the existing bank loan of YRL amounting to approximately £23.7 million (S$62.1 million).

YRL, a company incorporated in Jersey, owns the land and buildings on the north west side of York Road in the London Borough of Wandsworth, United Kingdom (the "Property"). The land was acquired for a mixed use development.

With the sale of shares in YRL, YRL will cease to be an associate of the Company.

Rationale

The sale of shares in YRL is in line with the Company's strategy to divest its non-core assets to focus as a pure play serviced residence business.

Financial Effects

The transaction is expected to increase the earnings per share and the net tangible assets per share of the Company by 0.75 cents for the financial year ending 31 December 2002.

Interest of Director/Substantial Shareholder

None of the directors or substantial shareholders of the Company has any interest, direct or indirect, in the above transaction.

By order of the Board
Chia Lee Meng
Company Secretary
29 May 2002

THE ASCOTT GROUP

THE ASCOTT GROUP LIMITED
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

May 29, 2002
For Immediate Release
Contact:

Ida Lim	(65) 6586 7230
Betsy Tan	(65) 6586 7234

News Release

Ascott Divests Stake In London Property For S$11.6 Million Profit

The Ascott Group has divested its interest in a freehold site at York Road in Wandsworth, London.

Its 75 per cent owned subsidiary, Somerset (UK) Pte Ltd, together with UK developers Rialto Homes Plc and Frogmore Developments Limited, have entered into an agreement to dispose the entire issued share capital of York Road Limited, which owns the property, for £12.3 million (S$32.2 million).

As Somerset (UK) holds 50 per cent stake in York Road Limited, Ascott's share of the proceeds, is £4.62 million (S$12.1 million). Ascott's gain arising from the sale is S$11.6 million.

The sale price agreed with the buyer, St George South London Limited, is based on the net asset value of York Road Limited, valuing the underlying property at £49 million (S$128.2 million).

At sale completion yesterday (May 28), St George also discharged York Road Limited's shareholders' loans of £10.8 million (S$28.3 million) and bank loans of £23.7 million (S$62.1 million).

- more -

SINGAPORE
AUCKLAND
BANGKOK
BEIJING
GLASGOW
HANOI
HO CHI MINH CITY
HOBART
JAKARTA
KUALA LUMPUR
KUCHING
LONDON
MANCHESTER
MANILA
MELBOURNE
SHANGHAI
SURABAYA
SYDNEY
TIANJIN
TOKYO

The Ascott Group is the largest international serviced residence chain in the UK with 860 units in London, Manchester and Glasgow. The group has 8,000 serviced residence units in 20 cities across Asia, Australasia and the UK.

Ascott's chief executive officer, Mr Kee Teck Koon, said that the asset disposal is in line with the group's efforts to focus on its core serviced residence business. The land had been acquired for mixed use development.

The divestment is expected to increase Ascott's earnings per share and net tangible assets per share by 0.75 cents for the financial year ending Dec 31, 2002. On April 25, Ascott had announced a first quarter 2002 profit of S$9.3 million and earnings per share of 0.6 cents.

In the same first quarter results announcement, Mr Kee had said that the group plans to divest S$50 to S$100 million non-core assets in the second and third quarters of this year. The York Road divestment, with a value of $20 million in Ascott's books, leaves another $30 to $80 million to be divested before October.

Issued by : The Ascott Group Limited
Date : May 29, 2002

For more information, please contact:
Ida Lim, Vice President, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628-8339 Fax: (65) 6586 7202
Email: ida.lim@the-ascott.com

Betsy Tan, Executive
Tel: (65) 6586 7234 Hp: (65) 9641 6920 Fax: (65) 6586 7202
Email: betsy.tan@the-ascott.com

Website: www.the-ascott.com

- End -

CapitaLand

Embargoed until 5.00 pm

May 30, 2002

NEWS RELEASE

CapitaLand to launch The Shelford at average price of $738 psf

Phase 1 of the freehold condo near top schools is more than 50% sold

Singapore, May 30 – CapitaLand will officially launch The Shelford this Saturday, June 1, at an average price of $738 per square foot, net of discounts. Phase one of the freehold condominium, comprising 100 units, is more than 50 per cent sold during its preview. Conveniently located at 1 Shelford Road near some of Singapore's top schools, The Shelford has a total of 215 units and has proven popular with young couples and investors, and especially families with school-going children.

Patricia Chia, CapitaLand Residential Deputy CEO for Singapore Operations said: "The Shelford's excellent location tucked away in an exclusive estate allowed us to create and offer to our homebuyers a well-designed home for a lifestyle of modern comfort. Families with school-going children will definitely appreciate the convenience of having many of Singapore's top schools in the vicinity. We are very pleased with the strong response from homebuyers and we will release the balance units for the official launch this weekend."

For a limited period, homebuyers with a child currently schooling in any of the neighbouring schools near to The Shelford will enjoy a one per cent rebate on their purchase in a special "Education Matters" scheme. In addition, homebuyers enjoy a partial deferred payment scheme where they pay only five per cent of the purchase price upon booking a unit, and another five per cent when they sign the Sales and Purchase Agreement. The balance 10 per cent downpayment is due in September 2003, followed by the respective progress payments.

CapitaLand will subsidise the interest payments on the homebuyers' loan with Standard Chartered Bank till the Temporary Occupation Permit (TOP) is obtained. For a 25-year loan of $800,000, the interest subsidy could work out to more than $9,000 based on current interest rates. The bank will provide full legal subsidy for loans above $300,000 and two years of free fire insurance.

The Shelford is set on a sprawling 21,544 square metre site (231,900 sq ft). Designed by Chan Sau Yan Associates along clean, contemporary lines, the condominium has two clusters formed by a total of seven blocks with five-storeys plus attic. This is complemented with a lush wooded landscaping created by award-winning landscape architect Belt Collins.

Exuding the ambience of a hillside resort on an elevated and undulating terrain, the condominium offers buyers a choice of six unit types, from one- to four-bedrooms. Sizes for the well-designed and spacious units range from 68 sq m (732 sq ft) to 218 sq m (2,347 sq ft) with majority of the units having scenic views of the pool or landscaped gardens. Many of the units also come with an exclusive private lift lobby.

A range of comprehensive facilities within the condominium cater to wide ranging interests. The Shelford is one of the first condominiums to feature a treehouse and campsite for the children's dream outdoor adventure. For the adults, they can relax on aqua seats in the pool, at the therapeutic corner with foot reflexology nozzles and aromatic mist effects, Jacuzzi, two swimming pools, or work out in the gymnasium.

Some of Singapore's top schools nearby include Nanyang Girls' Primary, Nanyang Girls' High School, Raffles Girls' Primary, Methodist Girls' School, Singapore Chinese Girls', The Chinese High, Anglo-Chinese School (Barker Road), Hwa Chong Junior College and National Junior College.

The Shelford is accessible via Shelford Road and the nearby PIE. Residents can also choose to go by the pedestrian entrance conveniently located along Dunearn

Road. Clubs like the Singapore Island Country Club, Raffles Town Club and Hollandse Club are mere minutes away. In addition, nearby amenities include shopping malls, food centres and supermarkets. The condominium is expected to obtain its TOP in the first quarter of 2006.

Interested buyers can call CapitaLand's marketing hotline at 6826 6800 or the showflat at 64688107 for more information. Alternatively, they can visit the condominium website at www.theshelford.com.sg.

About CapitaLand

CapitaLand, through its subsidiary CapitaLand Residential, is committed to creating modern and comfortable homes, and not just building houses. Its portfolio of premier, high quality residences include several quality Singapore developments such as Avalon, The Levelz, The Loft and SunGlade. It aims to build its premium position with an emphasis on product leadership and the continuous introduction of innovation – including intelligent living environment and e-lifestyle residences.

In addition to Singapore, CapitaLand also has a significant presence in China through subsidiary CapitaLand China. It is active in Australia via Australand, which is listed on both the Australia and Singapore stock exchanges, and in Malaysia through listed associate company United Malayan Land.

CapitaLand has property, hospitality and property-related products and services spanning more than 50 cities around the world.

Issued by : CapitaLand Limited
Date : May 30, 2002

For more information, please contact:

Nicole Neo
Corporate Communications Manager
Tel: 6826 6869
Email: nicole.neo@capitaland.com.sg

Tng Yanling
Corporate Communications Manager
Tel: 6826 6872
Email: tng.yanling@capitaland.com.sg

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENTS BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued announcements on the following matters:-

1) Joint Venture with Mitsubishi Estate Co., Ltd. for managing serviced residences in Japan – Investment in Ascott International Management Japan Company, Limited; and

2) Resignation of Director.

Attached Ascott's announcements are for information.

Jessica Lum
Assistant Company Secretary
31 May 2002

s: ses/sgx-annc/ascott/cl annc-31may02.doc
31may2002 (JLMS/tln)

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

JOINT VENTURE WITH MITSUBISHI ESTATE CO., LTD. FOR MANAGING SERVICED RESIDENCES IN JAPAN – INVESTMENT IN ASCOTT INTERNATIONAL MANAGEMENT JAPAN COMPANY, LIMITED

Further to the Announcement made by The Ascott Group Limited (the "Company") on 8 April 2002, the Board of Directors of the Company is pleased to announce the following:-

1) Ascott International Management Japan Company, Limited ("AIM Japan"), the proposed joint venture company between Mitsubishi Estate Co. Ltd ("Mitsubishi") and Ascott International Management (2001) Pte Ltd ("AIM 2001"), an indirect wholly-owned subsidiary of the Company, was incorporated in Japan on 11 April 2002. Mitsubishi was the sole subscriber of the 100 shares issued by AIM Japan at the price of ¥500,000 per share. AIM Japan currently has a paid-up capital of ¥25,000,000 and a capital reserve of ¥25,000,000.

2) As the conditions precedent to AIM 2001 acquiring an equity stake in AIM Japan have been fulfilled, AIM 2001 has today acquired from Mitsubishi 49 shares in AIM Japan at the price of ¥500,000 (equivalent to SGD7,135) per share, taking into account the amount paid by Mitsubishi for the said shares. The total consideration of ¥24,500,000 (equivalent to approximately SGD350,000) has been paid by AIM 2001 in cash.

   Following the acquisition of the 49 shares of AIM Japan by AIM 2001, AIM Japan is now an indirect associate of the Company.

   Mitsubishi is holding the other 51% equity stake in AIM Japan.

By order of the Board
Chia Lee Meng
Company Secretary
31 May 2002

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

RESIGNATION OF DIRECTOR

The Board of Directors of the Company wishes to announce the resignation of Mr. Graham Kenneth Davey as Director of the Company with effect from 1 June 2002.

By order of the Board
Chia Lee Meng
Company Secretary
31 May 2002